Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Anixter International Inc.
Commission File No.: 001-10212
Date: January 30, 2020
Excerpts of Transcript of 4th Quarter and Full Year Earnings Call Hosted by WESCO International, Inc.
January 30, 2020 / 10:00 AM EST

The following excerpts from the transcript of the 4th quarter and full year earnings call hosted by WESCO International, Inc. on January 30, 2020, at 10:00 AM EST, are filed herewith pursuant to Rule 425 under the Securities Act of 1933. These excerpts were prepared by a third party and have not been independently verified and may contain errors.

PRESENTATION

Operator

Hello, and welcome to the WESCO Fourth Quarter and Full Year 2019 Earnings Conference Call. [Operator Instructions] Please note, this event is being recorded.

I’d now like to turn the conference over to your host today, Will Ruthrauff. Please go ahead, sir.

William  Ruthrauff
Director of Investor Relations & Corporate Communications

Thank you, Keith. Good morning, ladies and gentlemen. Thank you for joining us. Joining me on today’s call are John Engel, Chairman, President and CEO; and Dave Schulz, Senior Vice President and Chief Financial Officer.

This conference call includes forward-looking statements. And therefore, actual results may differ materially from expectations. Please see the webcast slides for additional risk factors and disclosures.  For additional information on WESCO International, please refer to the company’s SEC filings, including the risk factors described therein.

The following presentation includes a discussion of certain non-GAAP financial measures. Information required by Regulation G of the Exchange Act with respect to such non-GAAP financial measures can be obtained via WESCO’s website at wesco.com.

Means to access this conference call via webcast was disclosed in the press release and was posted on our corporate website. Replay of this conference call will be archived and available for the next 7 days.

With that, I’ll turn the call over to John Engel.

John J. Engel
Chairman, President & CEO

Thank you, Will. Good morning, everyone, and thank you for joining us for today’s call. I’ll lead off with a few high-level remarks, and Dave will take you through our fourth quarter and full year results and provide an update to our 2020 outlook.

We announced the agreement to acquire Anixter International 2.5 weeks ago, and I’d like to provide you with a brief update on our recent activities. We remain very excited regarding the transformational combination of WESCO and Anixter, which will create a premier electrical and data communications distribution and supply chain services company. Our integration planning is well underway, and we are actively speaking with external partner candidates to provide integration advisory services and to help us achieve the sizable synergy opportunity that this combination presents. The required filings with the SEC as well as other regulatory approvals are in process. Anixter has not yet scheduled their shareholder vote to approve the agreement. However, we expect that will happen promptly once the required SEC filings are in place. And we remain on target to close this very exciting transaction in Q2 or Q3 of this year.

 . . .

SG&A expenses were approximately 1% higher than the prior year after adjusting for costs associated with the Anixter acquisition. This increase was driven by the SLS acquisition. Excluding the SLS acquisition, SG&A expenses were down from the prior year due to a reduction in variable compensation expense, reflecting results below incentive targets for 2019.

Adjusted operating profit, excluding costs associated with the Anixter acquisition, was approximately $87 million in the quarter or 4.1% of sales, which was slightly below our implied outlook of approximately 4.2%.

. . .

We did not make any share repurchases during the fourth quarter. Between signing and closing of the Anixter merger, our capital allocation priority will be to invest in organic growth opportunities and repay debt. With the increase in debt expected to fund the Anixter merger, we expect leverage of about 4.5x pro forma EBITDA at closing and expect to return to our targeted range of 2 to 3.5x EBITDA within 24 months of closing the Anixter transaction.

. . .

Turning to our outlook for the full year. We expect this revenue growth to translate into operating margin of 4.1% to 4.4% and diluted earnings per share of $5.10 to $5.70, with an effective tax rate of approximately 22%. We continue to expect to generate free cash flow of at least 90% of net income. We expect an average share count of approximately 42 million shares for the year. This outlook does not include any impact from the Anixter acquisition. Additionally, the $100 million termination fee that we paid on behalf of Anixter and which was funded by a draw under our bank facilities will be treated as part of the purchase consideration and will, therefore, not have an impact on our income statement.

QUESTION AND ANSWER

. . .

Samuel John Darkatsh
Raymond James & Associates, Inc., Research Division

Two questions, if I could. First, Dave, last week, Standard & Poor’s disclosed that it doesn’t -- it’s not going to be considering the 9.25 preferred as an equity instrument when determining their ratings, their debt ratings. How does this -- or does this affect your thoughts on the amount or the -- what constitutes the equity and/or debt issuance going forward? I think there’s a fair amount of confusion or concern in terms of whether this actually means that there would be more of an equity dilution or an equity issuance because of it.

David S. Schulz
Senior VP & CFO

Yes, Sam. So that’s obviously something that we’re still working our way through. But as -- just to give you a little bit of the background on this, as we put together the offer consideration for the Anixter combination, we worked with our advisers to structure the preferred to receive equity treatment. And that was based on the guidelines that are established by both agencies that we’re using. You may have seen that Moody’s has issued a note saying that they expect to assign full equity credit to the preferred. S&P placed our rating on watch negative. And in their preliminary note, they expressed the need for more information. So we’re going to continue to work with S&P to provide them with the information that they need and hopefully reach a -- the conclusion that we were planning for when we put together the consideration mix with the preferred.

As we think about it, right now, there’s still a lot of situations that we’re working our way through as it relates to this. So as soon as we have more details on that, we expect to inform the market, particularly when it comes to the capital structure to complete the acquisition. And again, right now, there’s just a lot of moving pieces on that, but we’re expecting, from an accounting treatment perspective, the preferred has not changed. We intend to recognize the preferred as equity. We’re waiting to see how the rating agencies will also view that going forward.

Samuel John Darkatsh
Raymond James & Associates, Inc., Research Division

So to be clear, the 4.5x leverage that you expect considers the preferred as equity? That’s the consideration?

David S. Schulz
Senior VP & CFO

That is correct.

Samuel John Darkatsh
Raymond James & Associates, Inc., Research Division

Okay. And then the last question I have, there’s a fair amount of question as to potential accretion from the deal, especially year 3. There’s obviously a huge range out there that we’ve seen from both the sell side and buy side. And any thoughts or quantification or range that you might be able to provide at this point?

David S. Schulz
Senior VP & CFO

We expect to provide an estimate of the accretion during the first quarter. So right now, we are still working through several factors that will inform and influence that accretion calculation. Obviously, the timing of the close, the amount of cash that’s generated by both companies between signing and close and how that will impact the capital structure. And obviously, we’re still doing quite a bit of evaluation work as it relates to the intangibles on the purchase price. So there’s a lot of variables that we’re still working our way through, but we fully expect that during the first quarter, we will be informing the market of our estimate of accretion, at least for year 3.

Operator

And the next question comes from Nigel Coe with Wolfe Research.

Cristian Jose Ramos
Wolfe Research, LLC

This is Cristian Ramos sitting in for Nigel. So I just wanted to touch back on Anixter. And we’ve been getting questions on whether or not the management team would consider issuing the equity a little sooner, just given the overhang that exists in the stock today. Any color or thoughts there?

David S. Schulz
Senior VP & CFO

Yes. Cristian, it’s Dave Schulz. So again, we’re still working our way through the capital structure decisions. I would tell you that we’re clearly focused on ensuring that we get a Q2 or Q3 close of the deal. We’re working through all the appropriate regulatory approvals that are required. We’re working through the specifics on the capital structure. Again, I would tell you that it’s not going to be influenced as much by our stock price as much as it’s going to be influenced by the timing of those approvals and then when we can get out and begin raising the appropriate number of shares outstanding. So we’re working on it.

. . .

Mario J. Cortellacci
Jefferies LLC, Research Division

This is Mario Cortellacci filling in for Hamzah. So a kind of question on the deal. So I believe one of the reasons why you wanted to do a transformational deal is to get better supplier concessions. And I think the largest supplier for you and Anixter are different. So I was just curious to know, I guess, how hard or how tough those negotiations tend to be. And how long do you think it'll take before you get better rebates?

John J. Engel
Chairman, President & CEO

So first, I think the construct of your question kind of centers around a point you’re making on the rationale for the deal. That’s not the rationale for the deal. So let me kind of take you back through that. I think it’s incredibly important. I spoke at this at length at our Investor Day last year in June, so I encourage you to go back and go back through that. We spent -- we had a 4-plus-hour Investor Day. And we -- we’re very clear about our views of the nature of the B2B distribution value chain, how that’s evolving, the impact of digital, what’s happening in terms of the customer end of our value chain, and those customers are looking at consolidating the supplier base, what’s happening on the supplier end of our value chain where suppliers have been coming together, be it acquisitions and combinations over the last decade, and it was an imperative for distribution, that is still very highly fragmented, particularly in North America, both U.S. and Canada, to consolidate. And we consolidate at a faster rate.

And I foreshadowed that I expected that the bigs would come together, “the bigs.” The bigger distributors in the core and the distribution portion of the value chain would come together. And I also said the imperative was that these will be -- give the opportunity for the bigs to have a transformational combination that does several things. You have greater scale with an enhanced footprint, geographic footprint, and a broader portfolio of supply chain services. That absolutely is the case with the WESCO-Anixter combination. And also, the combined platform would provide significant growth and cross-selling opportunities. That absolutely is the case for the WESCO-Anixter combination. And there’ll be the opportunity to generate significant synergies in the first 3 years after combination. That absolutely is the case with the WESCO-Anixter combination.

And four, there’s strong cash flows, both of these companies have been well-run distribution companies. The cash flows are very strong across all phases of the economic cycle. They’re countercyclical when the economy slows down, and so their strong combined cash flows, the enhanced margins as a result of the combination and EPS accretion in the first full year of ownership is the compelling financial rationale.

Finally, most importantly, the combined business would be in a much better position to invest in digital capabilities and to take a leadership role in transforming their business in the context of a more digitized value chain in B2B distribution, like what exists in B2C, the value chains. And that evolution has occurred over the last few decades.

So very compelling set of rationale. I mean the short summary would be, in terms of growth, 1 plus 1 is going to be much greater than 2. Putting these 2 together in terms of cost, 1 plus 1 is less than 2. And then that increased margin allows us to deliver a significant portion to our investors in the form of accretion and also invest to a greater degree in the business to drive and lead the digital transformation. So that’s the rationale of the deal.

Mario J. Cortellacci
Jefferies LLC, Research Division

Great. Appreciate it. And then just one follow-up, and I’ll turn it over. Just curious to know, I guess, how you’re thinking about structuring your sales force or the combined sales force once the deal is closed.

John J. Engel
Chairman, President & CEO

In terms of specific integration planning and those details, look, we’re early in our integration planning, preparations and discussions. So look, we’re very focused on getting through the activities between sign and close. And as we move forward in the process, we get the deal successfully closed, we’ll have a dedicated integration team and be working aggressively to take the best of the best of both companies and drive what I said, the top line opportunities, the cost synergies. And through that process, we’ll be very clear as we make decisions and integrate the 2 large leading distribution companies.

. . .

Robert Stephen Barger
KeyBanc Capital Markets Inc., Research Division

Got it. And I understand, Dave, the comment on how the secondary won’t be influenced by stock price but more the timing of approvals. But just as you’ve gotten more to the planning process, is there any updated thought on the size of the planned secondary? And just in general, do you think that’s a 1Q or a 2Q event when you go to market?

David S. Schulz
Senior VP & CFO

Yes, Steve. We haven’t been able to define that size more definitively, yes. We talked about it being greater than $400 million in equity or equity-content securities that we would issue. We’re still working through the timing. Obviously, a lot of that will be dependent upon when we receive regulatory approval as we’ve got to file the registration statement with the SEC. We’re working through all of that. So that will obviously influence the timing of when we’re out there marketing the equity.

. . .

Robert Douglas Barry
The Buckingham Research Group Incorporated

Got it. Got it. Just lastly for me, a quick one on the deal. This may also be a question you don’t -- can’t answer at the moment yet. But any thoughts initially on what your amortization might look like? And if it’s significant, might it be warrant considering going to a cash EPS number?

David S. Schulz
Senior VP & CFO

Yes, Rob. That’s one of the things that we’re still working our way through is the valuation of the purchase price allocation to the intangibles and what impact that would have on amortization. Clearly, this is work that we were only really able to start after we had signed the agreement, so we’re still relatively early in this. That is something that, right now, we don’t have an answer. And that’s also one of the key reasons why we’re just not at that stage where we’re able to provide you with that full accretion estimate. Once we nail that down, along with the capital structure, we’ll be able to provide you with more details.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to John Engel for any closing remarks.

John J. Engel
Chairman, President & CEO

Yes. Thank you all for your time this morning. Brian and Will will be available to take your questions. And we look forward to seeing many of you at one of our investor marketing events that we will be participating in during the first quarter, including the Raymond James 2020 Institutional Investors Conference in early March. Have a great day.

Non-GAAP

This transcript includes certain non-GAAP financial measures. These financial measures include organic sales growth, gross profit, gross margin, financial leverage, earnings before interest, taxes, depreciation and amortization (EBITDA), free cash flow, adjusted income from operations, and adjusted earnings per diluted share. WESCO International, Inc. (“WESCO”) believes that these non-GAAP measures are useful to investors as they provide a better understanding of sales performance, and the use of debt and liquidity on a comparable basis. Management does not use these non-GAAP financial measures for any purpose other than the reasons stated above.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, WESCO expects to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of WESCO that also constitutes a preliminary proxy statement of Anixter International Inc. (“Anixter”). After the registration statement is declared effective Anixter will mail a definitive proxy statement/prospectus to stockholders of Anixter. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that WESCO or Anixter may file with the SEC and send to Anixter’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at http://investors.anixter.com/financials/sec-filings.

Participants in the Solicitation

WESCO and Anixter and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Anixter shareholders with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of WESCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anixter is set forth in its Annual Report on Form 10-K for the year ended December 28, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

All statements made herein that are not historical facts should be considered as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, and statements that address each company’s expected future business and financial performance and other statements identified by words such as “anticipate”, “plan”, “believe”, “estimate”, “intend”, “expect”, “project”, “will” and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of WESCO and Anixter (as the case may be), as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of each company’s and each company’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Those risks, uncertainties and assumptions include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anixter may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock or Anixter’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO’s control. Additional factors that could cause results to differ materially from those described above can be found in WESCO’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on WESCO’s website at http://wesco.investorroom.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Anixter’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anixter’s website at http://investors.anixter.com/financials/sec-filings and on the SEC’s website at http://www.sec.gov.

Forward-looking statements speak only as of the date of this communication. Neither WESCO nor Anixter undertake any intent or obligation to publicly update or revise any of the estimates and other forward-looking statements made in this announcement, whether as a result of new information, future events or otherwise, except as required by law.